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SEC FILE NUMBER
8-26892

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Multi-Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Sepulveda Boulevard
(No. and Street)

El Segundo	California	90245-5672
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson — (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements for the year ended December 31, 2011, and unconsolidated supplemental schedules as of December 31, 2011, pertaining to Multi-Financial Securities Corporation (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.


JULIE ANNE PREUSSER
Notary Public
Minnesota
My Commission Expires January 31, 2013

Signature 02/22/12
Date

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- (x) Independent Auditors' Report
- (x) (a) Facing Page
- (x) (b) Consolidated Statement of Financial Condition
- (x) (c) Consolidated Statement of Income
- (x) (d) Consolidated Statement of Cash Flows
- (x) (e) Consolidated Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
- (x) Notes to Consolidated Financial Statements
- (x) (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- (x) (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 10 to consolidated financial statements)
- (x) (i) Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 10 to consolidated financial statements)
- (x) (j) A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
- (x) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (See Note 9 to consolidated financial statements)
- (x) (l) An Oath or Affirmation
- (x) (m) A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
- (x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MULTI-FINANCIAL SECURITIES CORPORATION
(SEC I.D. No. 8-26892)

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AS OF DECEMBER 31, 2011, AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Stockholder and Board of Directors
Multi-Financial Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Multi-Financial Securities Corporation and subsidiary (the "Company"), a wholly owned subsidiary of Cetera Financial Group, Inc., as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition present fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

MULTI-FINANCIAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 12,662,445
Deferred compensation plan investments	11,002,628
Commissions receivable	7,909,864
Notes receivable — net of allowance for uncollectible notes of $430,000	10,783,897
Deferred income tax assets — net	7,327,054
Other assets	3,515,454
TOTAL	$ 53,201,342

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 7,812,284
Deferred compensation plan accrued liabilities	11,031,234
Other liabilities	4,060,726
Total liabilities	22,904,244
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized, 50,000 shares; issued and outstanding, 23,000 shares	23,000
Additional paid-in capital	25,072,918
Retained earnings	5,201,180
Total stockholder's equity	30,297,098
TOTAL	$ 53,201,342

See notes to consolidated statement of financial condition.

1. NATURE OF BUSINESS AND OWNERSHIP

Multi-Financial Securities Corporation and subsidiary (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor, a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and member of the National Futures Association. The Company provides brokerage and insurance services to the general public through a national network of registered representatives. As a registered investment advisor, the Company provides investment advice and financial planning services to clients. The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly-owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). The majority shareholder of Cetera Holdings is Lightyear Fund II, L.P. which is managed by Lightyear Capital LLC.

The consolidated statement of financial condition includes the accounts of Multi-Financial Securities Corporation and its wholly owned subsidiary, MFSC Insurance Services, Inc. ("MFSC"). All intercompany balances and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the consolidated statement of financial condition and related disclosures. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the consolidated statement of financial condition.

Cash and Cash Equivalents — The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Notes Receivable — The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. Such agreements include forgivable promissory notes and payback promissory notes which are described more fully in Note 8.

Fair Value of Financial Instruments — Substantially all of the Company's financial instruments are carried at fair value. Receivables and liabilities are carried at cost or cost plus accrued interest, which approximates fair value.

Income Taxes — The results of the Company's operations are included in the consolidated tax return of Cetera Holdings, and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies

recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities, and their reported amounts in the consolidated statement of financial condition that will result in taxable or deductible amounts in future years. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized at the consolidated group level.

Recent Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends U.S. GAAP to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards (IFRS). The amendments in ASU No. 2011-04 are effective for interim and annual periods beginning after December 15, 2011. The Company is in the process of evaluating the disclosure requirements and any impact the new disclosures will have on its consolidated statement of financial condition.

3. INCOME TAXES

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under U.S. GAAP. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. Significant components of the Company's deferred tax assets and liability at December 31, 2011, are as follows:

Deferred tax assets:	
Deferred compensation	$4,663,664
Notes receivable	1,219,662
Net operating loss carryforward	1,485,936
Other	615,069
Total deferred tax assets	7,984,331
Deferred state taxes	304,288
Deferred compensation	306,326
Other	46,663
Deferred tax liability — other	657,277
Net deferred tax assets	$7,327,054

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Accounting for Uncertainty in Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the consolidated statement of financial condition of the Company. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes on the statement of financial condition. As of December 31, 2011, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

4. EMPLOYEE AND REGISTERED REPRESENTATIVE BENEFITS

401(k) and Health and Welfare Benefit Plan for Employees — The employees of the Company are covered by a 401(k) plan and a health and welfare defined contribution plan that is administrated by an affiliate. The plans are defined contribution plans and have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2011 and relied on its affiliated company to cover all eligible employees.

Deferred Compensation Plans for Registered Representatives — The Company maintains a deferred compensation plan (the "Plan") for registered representatives. Under the Plan, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option.

The Plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments that mirror amounts and elections of the participants, of which $11,002,628 is included as a deferred compensation plan investment in the statement of financial condition and is carried at fair value. The total of net participant deferrals, which is reflected within deferred compensation plan accrued liabilities in the statement of financial condition, was $11,031,234.

Stock-Based Compensation — ASC Topic 718, *Compensation-Stock Compensation*, requires all share-based payments to employees and registered representatives to be recognized based upon the grant-date fair value. Restricted stock grants have been issued to certain registered representatives of the Company. Such shares were those of Cetera Holdings, the Company's ultimate parent. In addition, certain employees of the Company have been granted stock options for Cetera Holdings stock.

5. RELATED PARTY TRANSACTIONS

Cetera Financial and Cetera Holdings allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. At December 31, 2011, outstanding payables to affiliates in connection with these services of $970,058 were included in other liabilities. Such payables, which are recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not an indirect wholly owned subsidiary of Cetera Holdings.

6. COMMITMENTS AND CONTINGENCIES

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's or financial position.

Leases — The Company is obligated under operating leases requiring minimum annual rentals. The Company has leases pursuant to agreements expiring in various years through 2015. The leases require payments of the Company's pro rata share of common area expenses and taxes.

The following is a schedule of minimum future rental payments required under operating leases for office space and equipment that have noncancelable lease terms in excess of one year:

Years Ending December 31	
2012	$ 290,167
2013	296,528
2014	302,917
2015	283,222
Total minimum lease payments	$1,172,834

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Fair value measurement is prioritized to maximize the use of observable inputs and minimize the use of unobservable inputs within a three-level fair value hierarchy.

Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — inputs are unobservable for the asset or liability and rely on management's own assumptions as to what market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds, publicly traded securities with sufficient trading volume, and U.S. Treasury securities, are fair valued by management using third-party pricing services, which base prices on market quotations. These securities are primarily classified within Level 1, unless there is a transfer restriction in which case such securities are classified as Level 2. Certificate of Deposits are fair valued by management using third-party pricing services, and these securities are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011, is as follows:

Assets	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Cash equivalents — Money market funds	$ 6,621,189	$ -	$ -	$ 6,621,189
Deferred compensation plan investments — Mutual funds:				
Money market funds	1,149,977	-	-	1,149,977
International/global funds	2,855,961	-	-	2,855,961
U.S. Equity funds	4,664,969	-	-	4,664,969
U.S. Fixed income funds	2,331,721	-	-	2,331,721
Total deferred compensation plan investments	11,002,628	-	-	11,002,628
Other assets:				
Certificate of Deposits	-	37,000	-	37,000
Equity securities	7,353	-	-	7,353
Mutual funds	5,142	-	-	5,142
Total other assets	12,495	37,000	-	49,495
Total	$ 17,636,312	$ 37,000	$ -	$ 17,673,312

8. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

Financing receivables with terms greater than one year generally arise from loans to registered representatives under promissory note agreements. The Company loans money to certain of its registered representatives under two types of agreements. One such agreement is a payback promissory note and the other is a forgivable promissory note. The payback notes are due at various maturity dates, and bear interest at various rates. The forgivable notes contain provisions for forgiveness of principal and accrued interest if the registered representative meets specified revenue production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the forgivable notes along with accrued interest into operations as commission expense ratably over the contractual term of the notes. In the event the registered representative does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreement.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered to be impaired when based upon current information and events management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, event of default on the loan, status of the representative's selling contract with the Company, and, or any

regulatory or legal action related to the representative. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For promissory notes that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount and the expected collectable amount. Changes in the loan loss reserve are recorded in allowance for doubtful accounts.

The Company's outstanding financing receivables as of December 31, 2011, is as follows:

	Outstanding Balance	Loan Loss Reserve	Carrying Value
Notes receivable — payback	$ 479,432	$ -	$ 479,432
Notes receivable — forgivable	10,304,465	-	10,304,465
Subtotal	10,783,897	-	10,783,897
Impaired notes receivable	430,000	430,000	-
Total financing receivables	$ 11,213,897	$ 430,000	$ 10,783,897

The Company does not have off-balance sheet credit exposure as a result of these financing receivables.

The total recorded allowance for loan losses, in management's judgment, is adequate to provide for probable loan losses inherent in the financing receivable portfolio as of December 31, 2011.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2011, the Company had net capital of $5,374,501, which was $5,124,501 in excess of required net capital of $250,000. At December 31, 2011, the Company's wholly owned subsidiary had total assets of $8,066 and stockholder's equity of $8,066. These amounts are not included as capital in the Company's unconsolidated computation of net capital.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

10. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

11. SUBSEQUENT EVENTS

Management evaluated activity of the Company through February 27, 2012, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure, except as follows:

On December 6, 2011, the Company entered into a representative introduction agreement with Pacific West Financial Group ("Pacific West"), based in Seattle, Washington, to recruit select advisors from Pacific West. The agreement is subject to approval by FINRA.

* * * * * *



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 27, 2012

Multi-Financial Securities Corporation
200 North Sepulveda Boulevard
El Segundo, California 90245-5672

In planning and performing our audit of the consolidated financial statements of Multi-Financial Securities Corporation (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP